M.D.C. HOLDINGS, INC.

4350 South Monaco Street

Denver, Colorado 80237

May 14, 2010

VIA EDGAR

Jean E. Minarick, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Application of M.D.C. Holdings, Inc. for an exemption under Section 6(c) of the Investment Company Act of 1940
File No. 812-13739

Dear Ms. Minarick:

Please be advised that M.D.C. Holdings, Inc. has decided to withdraw the referenced application. At this time, the Company does not plan to make investments that would require the requested relief.

Thank you for your attention to this matter.

Very truly yours,

/s/ Christopher M. Anderson

Christopher M. Anderson
Senior Vice President and Chief Financial Officer

cc:	Michael Touff, Esq., General Counsel
Christopher S. Petito, Dewey & LeBoeuf, LLP